PRESS RELEASE - AMS HOMECARE WINS AGAINST TSXV
EX-99.1

1360 Cliveden Ave
Delta, BC
V3M 6K2
Canada

FOR IMMEDIATE RELEASE

AMS HOMECARE WINS AGAINST TSXV

Vancouver, B.C. January 19, 2007 - AMS Homecare Inc. (OTCBB: AHCKF), a leading national provider of mobility products, durable medical products and patient monitoring technology to the aging North American population is pleased to report a decision has been made on January 18, 2007 in favor of the company with regards to the company’s lawsuit filed against the TSX Venture in early 2005 alleging damages suffered by the company due to delays in the RTO and subsequent period from 2000 -2004.
On November 6, 7, and 10th of 2006 the defendant TSX Venture Exchange sought an order that the plaintiff’s Statement of Claim be struck out and the action be dismissed pursuant to Rule 19(24) on the grounds that the action constitutes an abuse of process.

The Honorable Madame Justice Boyd presided over this case and stated in her ruling, that “AMS claims damages based on the losses it alleges it suffered as a result of the Exchange’s delay in processing AMS’s Reverse Takeover (“RTO”) application during the period from August 2000 to August 2004.  The plaintiff says that during this period a variety of decisions were made by the Exchange; decisions made without any proper regulatory purpose and designed to delay the approval of the RTO.  These decisions included: (a) the Exchange’s refusal to reserve a trading symbol for the plaintiff; (b) a refusal to accept a valuation submitted by the plaintiff; (c) a refusal to approve a finder’s fee payable by the plaintiff; and (d) a refusal to accept qualified individual’s for the plaintiff’s board of directors and a demand that the plaintiff appoint a “white” director and a “Super Director”.

Madame Justice Boyd further concluded that, “Based on the pleadings before me, I am not convinced that the [AMS] plaintiff has no cause of action according to the plain and obvious standard of analysis.  I am also not convinced that the plaintiff’s claim is unnecessary, scandalous, frivolous or vexatious, nor that it might prejudice, embarrass or delay the fair trial of this matter.  I have already discussed why I do not agree with the Exchange’s submissions that this is a form of collateral attack.  The motion is dismissed.”

Mr. Harj Gill, CEO of the company said, “This is a major victory for the company. I am pleased that Madame Justice Boyd agrees that the law supports AMS’s position and that our claim does not fall within the British Columbia Securities Commission’s jurisdiction and that our claim against the TSX Venture is not confusing, difficult to understand, groundless or an action with an improper purpose.  The Company has always maintained that our claim has merit and we are very pleased with this decision.  We will continue to update shareholders as developments proceed and we thank the many shareholders that are supporting our actions.”

About AMS Homecare
Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment; durable, disposable medical products, and patient monitoring technology.  AMS is a USA retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is moving forward and strengthening its foundation, building an organization capable of serving the needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For further information contact:
AMS Homecare Inc:
Daryl Hixt
Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com
Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.  Investors should refer to the Full and Complete Safe Harbour Statement disclosed on the company website (http://www.amshomecare.com)